Michael H. Bison 617.570.1933 mbison@goodwinlaw.com	Goodwin Procter LLP Counselors at Law 100 Northern Avenue Boston, MA 02210 T: 617.570.1000 F: 617.523.1231

May 3, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C.  20549

Attention: Suzanne Hayes

Re:                             argenx SE
Registration Statement on Form F-1
Filed April 21, 2017
File No. 333-217417

Dear Ms. Hayes:

This letter is being submitted on behalf of argenx SE, formerly argenx N.V. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form F-1 submitted on April 21, 2017 (the “Registration Statement”), as set forth in your letter dated May 2, 2017 addressed to Mr. Van Hauwermeiren, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing Amendment No. 1 to the Company’s Registration Statement on Form F-1 (the “Amendment No. 1”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the Staff’s comments refer to the Registration Statement, and page references in the responses refer to Amendment No. 1.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express two copies of each of this letter and Amendment No. 1 (marked to show changes from the Registration

May 3, 2017

Statement).

Overview of Our Anticipated Restructuring and Redomiciliation, page 161

1.              We note your response to our prior comment 1, but we are unable to agree with your analysis with respect to the proposed redomiciliation from the Netherlands to Belgium following completion of the offering. Please confirm to us that you intend to register the offer of securities in the redomiciliation under the Securities Act of 1933 or seek no-action relief.

RESPONSE: In response to the Staff’s comment, the Company confirms that it intends to register the offer of securities in the redomiciliation under the Securities Act of 1933 or seek no-action relief.

Risks Related to Our Organization and Operations, page 58

We are exposed to unanticipated changes in tax laws and regulations, page 62

2.              We note your disclosure that some of your tax loss carry forwards may be forfeited as a result of transactions in the third sentence in the last paragraph of this risk factor. Please clarify whether the transactions you are referring to are the proposed redomiciliation and restructuring.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 62–63 of Amendment No. 1.

Collaborations, page 136

3.              We note your response to our prior comment 4. Please provide us with additional analysis as to why you believe that your agreement with AbbVie is not a material contract pursuant to Item 601(b)(10) of Regulation S-K. Please address the past and potential payments under the AbbVie agreement and their contribution to revenue in your response.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that it does not believe that the AbbVie agreement is a material contract under Item 601(b)(10) of Regulation S-K. The Company’s consideration of Item 601(b)(10) of Regulation S-K is summarized below.

As noted in the Company’s previous response letter, the AbbVie agreement was entered into in the ordinary course of business, thus 601(b)(10)(ii) of Regulation S-K is the relevant test. Item 601(b)(10)(ii) of states that “[i]f the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it shall be filed except where immaterial in amount or significance.”

It is clear that none of the categories set forth in subparts (ii)(A), (ii)(C) or (ii)(D) of Item 601(b)(10) apply to the AbbVie agreement. Subsection (B) states that a contract entered into in the ordinary course of business would be a “material contract” if such contract is a “contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.”

The Company respectfully advises the Staff that it is not substantially dependent on the AbbVie agreement, for the following reasons:

•      Product diversification. The AbbVie agreement is one of the Company’s six collaboration agreements and relates to one of the Company’s ten product candidates disclosed in the Registration Statement, reflecting the Company’s portfolio approach to product development and collaborations. That is, the Company has a strategy to develop multiple product candidates such that it is not substantially dependent on any one product candidate or collaboration.

•      Payments are non-refundable. The upfront and milestone payments received to date are non-refundable and non-creditable. Thus, regardless of whether the investigational new drug application (“IND”) enabling work is successful, AbbVie cannot reclaim this money.

•      Pre-clinical asset. ARGX-115, the product candidate covered by the AbbVie agreement, is a pre-clinical asset. As noted in the Company’s previous response letter and in the Registration Statement, there is significant risk associated with drug development generally, especially pre-clinical assets that have not yet demonstrated safety and efficacy in human subjects. Importantly, the Company has not completed the necessary pre-clinical work necessary to enable the filing of an IND for the commencement of clinical trials, and even then this product candidate would need to complete multiple rounds of clinical trials before regulatory approval and commercialization occurs. As disclosed in the Registration Statement, most of the milestones ($325 million out of $625 million maximum) are commercial milestones, and $190 million of the milestone payments are tied to regulatory filings and approval. Royalties under the agreement would only be payable to the Company upon commercialization of ARGX-115.

May 3, 2017

•      Commercial license not exercised. As disclosed in the Registration Statement, once IND-enabling studies are completed, AbbVie has the option (but not the obligation) to exercise a commercial license and assume responsibility for advancing ARGX-115 into the clinic and, pending success in the clinic, seeking regulatory approval. This option has not yet been exercised. If exercised, the Company would have no responsibility for advancing this product candidate on its own.

•      Current business is not dependent on future payments under this agreement. In response to the Staff’s comment, the Company advises the Staff that, as disclosed in the Registration Statement, the Company accounts for cash received under its collaboration agreement with AbbVie on a deferred basis, because the Company is responsible for performing the development work until the IND-enabling work is completed and AbbVie exercises its option, if at all. However, while the Company has derived a significant amount of its revenue from the AbbVie agreement (50.5% for the year ended December 31, 2016 and 58.4% for the three months ended March 31, 2017), the Company is not dependent on future payments under the AbbVie agreement to perform its obligations under the agreement or otherwise run its business. The Company advises the Staff that the payments received to-date from AbbVie are sufficient to cover the Company’s expected expenses to complete its development work under the agreement. As noted above, if the Company’s development work is successful, and AbbVie exercises its option, AbbVie will assume sole responsibility for future development work for ARGX-115, as a result of which the Company will have no further obligations under the AbbVie agreement. The Company has not built its business around an internal assumption that additional payments will occur under the AbbVie agreement. As mentioned in the Company’s previous response letter, available cash plus the proceeds from the proposed offering are sufficient to fund the Company’s operations and its current development activities and thus the Company is not dependent upon the receipt of any contingent payments under the AbbVie agreement.

The Company acknowledges that the AbbVie agreement is referenced more than once in the Registration Statement, including the Prospectus Summary and the Company’s product candidate pipeline chart. The Company has included this disclosure because it considers its collaboration agreement with AbbVie to be evidence of third-party validation of the Company’s technology platform and approach. Collaboration agreements like the Company’s collaboration agreement with AbbVie are typically only entered into after extensive due diligence of the applicable technology platform, evaluation of relevant pre-clinical and clinical data, a review of the relevant intellectual property portfolio and related matters. In drafting its disclosure, the Company concluded that the fact that a large, sophisticated, well-funded and well-known biopharmaceutical company like AbbVie would enter into a collaboration agreement with the Company is a relevant consideration for investors when considering an investment in the Company. However, it does not necessarily follow that the Company is “substantially dependent” on the collaboration agreement for purposes of Item 601(b)(10)(ii). As noted above, the Company is not “substantially dependent” on the AbbVie agreement and the agreement does not relate to a “major part” of the Company’s product candidate pipeline or business and the Company’s business is not dependent on future payments under this agreement.

The Company advises the Staff that, notwithstanding its consideration of the Item 601(b)(10) “material contract” test, it did consider whether additional disclosure concerning the nature and material terms of the AbbVie agreement would benefit investors in making an informed investment decision concerning the Company. Although the Company did not conclude it was “substantially dependent” on the AbbVie agreement for the reasons cited above, it did elect to provide disclosure related to the agreement, including the material terms of the agreement, in the Registration Statement in order to enable investors to form a better view of the Company and its business as a whole. The Company respectfully advises the Staff that it does not believe filing the AbbVie agreement as an exhibit would provide meaningful information to investors beyond that which has already been summarized in the Registration Statement.

Finally, the Company advises the Staff that it will continue to evaluate in future periods whether the AbbVie agreement rises to the level of substantial dependence or otherwise satisfies the definition of a “material contract” under Item 601(b)(10) of Regulation S-K. For example, the agreement might satisfy the Item 601(b)(10) test in the event that AbbVie exercises a commercial license for ARGX-115, or if ARGX-115 advances into the clinic or into later-stage clinical trials or achieves regulatory approval, as a result of which the Company would be entitled to receive more significant payments (and upon commercialization, royalties), upon which the Company may become substantially dependent depending on the facts and circumstances applicable to the Company at that time.

Description of Share Capital, page 189

Preemptive Rights, page 190

4.              We note your response to our prior comment 5. Please disclose whether the limitation or restriction of preemption rights could be used as a potential anti-takeover measure.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 200 of Amendment No. 1.

May 3, 2017

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1933.

Sincerely,

/s/ Michael H. Bison

Michael H. Bison

Enclosures

cc:                                Tim Van Hauwermeiren, Chief Executive Officer, argenx SE

Eric Castaldi, Chief Financial Officer, argenx SE

Edwin M. O’Connor, Goodwin Procter LLP